File # 82-4555

BLACKROCK

04045031

SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2004
WASH. D.C. 185 SECTION

SUPPL

September 12, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated August 30, 2004;

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

PROCESSED
SEP 2 8 2004
THOMSON
FINANCIAL

dw
9/27

File #82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BLACKROCK ANNOUNCES TEMPORARY SHUT-DOWN OF SEAL HEAVY OIL BATTERY

Calgary, Alberta (August 30, 2004) - BlackRock Ventures Inc. (TSX:BVI) announced today that a fire occurred in the main tank farm at its oil processing facility at Seal, in northern Alberta, and the facility has been shut-down for necessary repairs. BlackRock expects repairs to the facility will take two to four weeks and are expected to cost approximately $250,000. Cause of the fire is still being investigated. There were no injuries or fluid spills as a result of the fire.

Oil production from the Seal field is currently shut-in as a result of the fire but we are attempting to locate processing capacity with third party facilities until the Seal battery is operational again.

This document contains forward-looking information. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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